SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

14 August 2019

New corporate name for M&GPrudential at demerger

Prudential plc today announces that M&GPrudential intends to list its shares under the name M&G plc when it demerges from Prudential plc later this year.

As an independent company, M&G plc will have a single corporate identity and will continue with two customer-facing brands:

●          Prudential for savings and insurance customers in the UK and Europe and for asset management in South Africa
●          M&G Investments for asset management clients globally

John Foley, Chief Executive of M&GPrudential, said: "We are in the fortunate position of having two strong brands, each with a rich heritage. But as an international business operating in 28 markets, we need a single corporate name we can use globally.  So to distinguish ourselves in the global market, we have decided to list our shares on the London Stock Exchange as M&G plc, which we expect to take place in the fourth quarter of this year.

"Prudential will remain our operating brand for the 5 million customers who have insurance and savings products with us in the UK, Europe and South Africa. We will continue to invest in its development as we seek to improve our digital offering.

"M&G Investments is already a global brand and we will continue to use this name to market our asset management capabilities to wholesale and institutional clients across Europe and in Asia, Australia and North America."

Details of the new M&G plc corporate identity will be announced closer to the time of the listing. In the meantime, the business will continue to use M&GPrudential as its corporate name.

Enquiries:

Media		Investors/Analysts
M&GPrudential Richard Miles	+44 (0)20 3977 1426	M&GPrudential Spencer Horgan	+44 (0)20 3977 7888
Jonathan Miller	+44 (0)20 3977 0165

Prudential plc Jonathan Oliver	+44 (0)20 3977 9500	Prudential plc Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

About M&GPrudential
M&GPrudential is a leading savings and investments business which was formed in 2017 through the merger of Prudential plc's UK and Europe savings and insurance operation and M&G, its wholly-owned international investment manager.  In March 2018, Prudential plc announced its intention to demerge M&GPrudential and give it a premium listing on the London Stock Exchange. Today, Prudential plc has announced that it expects  the demerger will take place in the fourth quarter of this year.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving 26 million customers, with £717 billion of assets under management (as at 30 June 2019). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer